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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D

                                 ---------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Bucyrus International, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    118902105
                                 (CUSIP Number)

                                 ---------------

                            J. Andrew Rahl, Jr. Esq.
                           Anderson Kill & Olick, P.C.
              1251 Avenue of the Americas, New York, NY 10020-1182
                                 (212) 278-1469
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 31, 1997
             (Date of Event which Requires Filing of this Statement)

                                 ---------------



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 118902105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jackson National Life Insurance Company
         38-1659835

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
         Michigan



NUMBER OF     7. SOLE VOTING POWER
SHARES           4,228,382
BENEFICIALLY  8. SHARED VOTING POWER
OWNED BY         4,228,382
EACH          9. SOLE DISPOSITIVE POWER
REPORTING        4,228,382
PERSON       10. SHARED DISPOSITIVE POWER
WITH             4,228,382

11.      AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING
         PERSON - 4,228,382

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.14%

14.      TYPE OF REPORTING PERSON*
         Life Insurance Company (IC)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                                   ATTESTATION


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                                  SCHEDULE 13D

CUSIP No. 118902105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PPM America, Inc.
         36-3714794

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware



NUMBER OF     7. SOLE VOTING POWER
SHARES           4,228,382
BENEFICIALLY  8. SHARED VOTING POWER
OWNED BY         4,228,382
EACH          9. SOLE DISPOSITIVE POWER
REPORTING        4,228,382
PERSON       10. SHARED DISPOSITIVE POWER
WITH             4,228,382

11.      AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING
         PERSON - 4,228,382

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.14%

14.      TYPE OF REPORTING PERSON*
         Investment Adviser (IA)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                                   ATTESTATION


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                         AMENDMENT NO. 3 TO SCHEDULE 13D

                  This Amendment relates to the Schedule 13D dated December 23, 1994 ("Original Schedule 13D"), as amended by Amendment No. 1 thereto dated April 10, 1995 ("First Amendment") and Amendment No. 2 thereto dated April 18, 1996 ("Second Amendment"), each filed by Jackson National Life Insurance Company ("JNL") and PPM America, Inc. ("PPM America") relating to the common stock, par value $.01 per share ("Common Stock"), of Bucyrus International, Inc. (the "Issuer"). Notwithstanding this Amendment No. 3, the Original Schedule 13D, the First Amendment and the Second Amendment speak as of their respective dates. All capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Original Schedule 13D, as amended by the First Amendment and Second Amendment, is hereby amended and restated in its entirety as follows:

                  Except as otherwise described herein, the reporting persons acquired the shares of Common Stock described in Item 5 below for investment purposes.

                  Except as otherwise described herein, the reporting persons presently do not intend to acquire additional shares of Common Stock in the open market or through privately negotiated transactions.

                  The reporting persons may in the future seek in open market or privately negotiated transactions to acquire additional shares of Common Stock or to dispose of all or a portion of Common Stock covered by this Schedule 13D. The reporting persons may from time to time consider or discuss with third parties the disposition of some or all of such shares of Common Stock. In making any decision whether to acquire or dispose of shares of Common Stock, in addition to the other considerations discussed herein, the reporting persons will consider various factors, including, among other things, the Issuer's financial condition, business and prospects, the price at which such securities are trading and the nature of other opportunities available.

                  As disclosed in the Issuer's press release dated July 31, 1997, American Industrial Partners Capital Fund II, L.P. (or an affiliated entity) (the "AIP Purchaser") has entered into a letter of intent with the Issuer, providing for the acquisition of the Issuer by the AIP Purchaser. Under the terms of the letter of intent (the "AIP Offer"), the AIP Purchaser would acquire all of the shares of Common Stock of the Issuer at a


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price of $18 per share. The transaction is subject to customary contingencies, including the execution of a definitive agreement, financing, and shareholder, board of directors and regulatory approvals. The AIP Offer contemplates the execution by JNL of a stockholder agreement pursuant to which JNL will agree to tender all of the shares of Common Stock held by it to the AIP Purchaser in the tender offer and will grant to the Purchaser an option to purchase all of such Shares at an exercise price equal to the offer price. The option would be exercisable in certain circumstances to be enumerated in the definitive stockholder agreement, including upon termination of the merger agreement, and would remain exercisable for a period of time thereafter, to be mutually agreed. In the event that an entity other than the AIP Purchaser acquired a majority of the outstanding Shares at a price higher than the offer price pursuant to an agreement signed within such period, the AIP Purchaser and JNL would share 50/50 in the amount by which the price in such other acquisition exceeded the offer price. The reporting persons presently support such proposed transaction in principle. The reporting persons believe that the terms of the proposed transaction will allow JNL to continue to pursue its pending actions against Mikael Salovaara, the South Street group of investment funds, Milbank, Tweed, Hadley & McCloy and others with respect to the Issuer.

                  In addition, the reporting persons continue to anticipate that JNL may acquire additional shares of Common Stock pursuant to the terms of the Plan. As discussed in Item 3 of the Original Schedule 13D, pursuant to Section 3.09(b)(ii) of the Plan, any recovery of cash or property obtained by or on behalf of the Issuer with respect to any Cause of Action against a Non- Released Person which arose prior to February 18, 1994 shall constitute a distribution on JNL's claim as the holder of the Bucyrus Resettable Senior Notes. Accordingly, pursuant to Section 3.09(b)(ii) of the Plan, JNL may be entitled from time to time after the date of this filing to receive additional shares of Common Stock. Specifically, JNL is vigorously pursuing as a representative of Holdings' and Bucyrus' bankruptcy estates claims, rights and Causes of Action against South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., South Street Corporate Recovery Fund I (International), L.P., Greycliff Partners, Ltd. and their respective successors, predecessors and other related parties, including Mikael Salovaara and Alfred Eckert, each in its or his capacity as a Non-Released Person ("Claims Against Non-Released Persons"). At this time, the reporting persons believe it is premature and speculative to estimate the number of shares which would be received by JNL if JNL were to be wholly or partially successful in pursuing such claims.


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                  JNL is also presently continuing to pursue in the Bankruptcy
Court a claim under Section 503(b) of the Bankruptcy Code for the recovery of approximately $3.311 million in actual, necessary professional legal and financial advisory fees and out of pocket expenses incurred by JNL in making a substantial contribution in the Proceedings ("503(b) Claim"). Pursuant to a settlement agreement dated May 23, 1995, JNL agreed that, in the event that the JNL 503(b) Claim is allowed in whole or in part by the Bankruptcy Court, JNL will accept payment in Common Stock at a price equal to $5.6375 per share in lieu of requiring payment of any award in cash. By order dated June 3, 1996, the Bankruptcy Court ruled that JNL would be awarded the sum of $500. JNL appealed the decision to the United States District Court for the Eastern District of Wisconsin. On June 26, 1997, the District Court returned the matter to the Bankruptcy Court for further proceedings. On July 11, 1997, JNL moved the Bankruptcy Court for relief from the final judgment entered on the JNL 503(b) Claim. At this time the reporting persons believe it is premature and speculative to estimate the number of shares which would be received by JNL if JNL were to be wholly or partially successful in pursuing its 503(b) Claim and if the Issuer were to issue to JNL shares of Common Stock in lieu of cash.

                  In addition to discussions with the AIP Purchaser, from time to time the reporting persons have discussed with the Issuer and/or unrelated third parties opportunities to engage in extraordinary corporate transactions involving the Issuer or the sale or transfer of a material amount of assets of the Issuer or its subsidiaries. Subject to consummation of the transaction contemplated by the AIP Offer, the reporting persons anticipate that they will continue to explore such types of opportunities with respect to the Issuer.

                  On July 21, 1997, the Issuer entered into a definitive agreement with Global Industrial Technologies, Inc. ("Global") to acquire (the "Marion Acquisition") certain assets and liabilities of Global's subsidiary, The Marion Power Shovel Company, and of certain subsidiaries and divisions of Global that represent Global's surface mining equipment business in Canada, Australia, and South Africa. The Issuer stated in its July 31, 1997 Press Release that the transaction contemplated by the AIP Offer is not expected to have any effect on its previously announced Marion Acquisition.

                  In connection with the Marion Acquisition, the Issuer obtained a bridge loan commitment dated April 14, 1997 from the PPM America Special Investments Fund, L.P., an affiliate of the reporting persons (the "PPM Fund") ("Bridge Loan Commitment") to provide a $45 million unsecured bridge loan (the "Bridge Loan") to fund the purchase of the business and assets of Marion. Such Bridge Loan Commitment anticipates that the maturity date of such Bridge Loan would be 180 days from the closing date of such loan. To date, the Issuer has not closed such Bridge Loan but the Issuer has an agreement in principle with the AIP Purchaser that the Bridge Loan will close when and if the Issuer


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consummates the Marion Acquisition. The PPM Fund anticipates that one or more other lenders may participate in such Bridge Loan.

                  The Bridge Loan Commitment contemplates that, in addition to other customary fees and charges, the PPM Fund would receive at closing warrants to purchase Common Stock of the Issuer. However, the actual terms of the Bridge Loan will be reflected in final documentation which the parties are presently negotiating.

                  The closing of such Bridge Loan and the issuance of any such warrants is subject to a number of contingencies, including without limitation, the negotiation, execution and delivery of definitive documentation for the Bridge Loan, the closing of the Marion Acquisition and other contingencies resulting from the recent AIP Offer. Furthermore, the AIP Offer or any other event involving an acquisition of Common Stock of the Issuer may affect the PPM Fund's willingness to receive any of its consideration for the Bridge Loan in the form of warrants. As a result of all of the foregoing considerations, the reporting persons believe it is premature and speculative at this time to determine whether or not the PPM Fund will receive any shares of Common Stock in connection with the Bridge Loan.

                  The reporting persons have discussed with the Issuer from time to time various proposals for a recapitalization of the Issuer, including without limitation, the possibility of obtaining financing from JNL, PPM, their affiliates or third parties. Subject to the effects of the AIP Offer, the reporting persons will continue to consider all appropriate capitalization proposals affecting the Issuer.

                  The corporate governance issues described in paragraphs 5 through 11 of the Original Schedule 13D ceased to be applicable as of the annual meeting of stockholders of the Issuer held April 30, 1997 (the "1997 Annual Meeting"). On March 5, 1997, the Board, acting pursuant to Section 4.2 of the Restated Bylaws of the Issuer, adopted a resolution establishing the number of directors at seven, effective as of the date of the 1997 Annual


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Meeting. At such 1997 Annual Meeting, seven directors were elected to hold office until the 1998 annual meeting of shareholders of the Issuer and until their successors are duly elected and qualified. Effective April 30, 1997, the Board of Directors of the Issuer appointed Armour F. Swanson as the Non-Executive Chairman of the Issuer's Board of Directors, replacing F. John Stark III, who continued to serve as a Director.

                  Of the directors elected at the 1997 Annual Meeting, Russell
W. Swansen and F. John Stark III were reelected. Such individuals are also directors and officers of PPM, which is the investment advisor to JNL (the "JNL Directors"). Accordingly, JNL or PPM may be deemed to have the ability to influence the Issuer's Board of Directors and the JNL Directors may be deemed to participate, together with other members of the Issuer's Board of Directors, in the management of the Issuer. The JNL Directors, in their capacity as members of the Board of Directors, will necessarily consider proposals from time to time regarding the business and affairs of the Issuer, possibly including matters of the nature enumerated in clauses (a) through (j), inclusive, of Item 4 of
Schedule 13D. If any such matter is presented to the Issuer's Board of Directors, the JNL Directors intend to act thereon in accordance with their business judgment at such time.

                  Consummation of the transactions contemplated by the AIP Offer could result in a change in the present Board of Directors or management of the Issuer. The terms of the AIP Offer may also, among other things, have the effect of (i) impeding the acquisition of control of the Issuer by any person other than the AIP Purchaser, (ii) causing the Issuer's Common Stock to be delisted from a national securities exchange or cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association, or (iii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                  Except as aforesaid, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, presently has plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

                  The reporting persons may take any other action with respect to the Issuer and its securities in any manner permitted by law.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is amended to add the following:

                  (a) Item 13 of the cover pages is incorporated herein by reference. Item 13 has been amended to reflect that the percentage of shares of Common Stock beneficially owned by each reporting person is 40.14% as a result of the issuance of shares of Common Stock by the Issuer after the date of the Original Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Original Schedule 13D is hereby amended to add the following paragraphs:

                  The disclosure provided in Item 4 hereof with respect to the warrants to which the PPM Fund may be entitled in connection with the Bridge Loan Commitment is incorporated in this Item 6 by reference.

                  The disclosure provided in Item 4 hereof with respect to the AIP Offer is incorporated in this Item 6 by reference.

ITEM 7.  EXHIBITS.

            (1)  Issuer's Press Release dated July 31, 1997.

            (2) Press Release issued by the reporting persons dated July 31, 1997.

            (3) Letter of Intent, filed by reference herein to the Issuer's Form 8-K filed August 4, 1997.


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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 1997

                                              JACKSON NATIONAL LIFE
                                                   INSURANCE COMPANY

                                              By: /s/ F. John Stark, III
                                                  __________________________
                                                  Name:  F. John Stark, III
                                                  Title: Attorney-in-fact

                                              PPM AMERICA, INC.

                                              By: /s/ F. John Stark, III
                                                  __________________________
                                                  Name:  F. John Stark, III
                                                  Title: Senior Vice
                                                         President and
                                                         General Counsel


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                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'



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